August 21, 2008

Mail Stop 6010

Frank W. Smith
Chief Executive Officer
WorldWater & Solar Technologies Corp.
200 Ludlow Drive
Ewing, New Jersey 08638

   Re: WorldWater & Solar Technologies Corp.
     Amendment No 1 to Registration Statement on Form S-1
     Filed August 11, 2008
     File No. 333-152096

Dear Mr. Smith:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 21

1. We note your response to prior comment 2. Please provide a more detailed analysis of why you believe the transaction is appropriately characterized as one that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In particular, please provide a detailed analysis for the large number of shares that you are proposing to register on behalf of your affiliates, Emcore Corp. and The Quercus Trust, as selling shareholders. Please refer to the Manual of Publicly Available Telephone Interpretations, No. D-29.

2. We note your response to prior comment 3. Since you have not identified the person or persons who have or share voting and/or investment control for each entity identified as a beneficial owner, we reissue the comment.

3.   We note your response to prior comment 6. In light of your disclosure in footnotes 27, 31 and 36 that Keystone Trading Partners, Market Street Securities, Inc. and Merriman Curhan Ford & Co. are broker-dealers, please identify these selling stockholders as underwriters or delete the shares from the table.

4.   We again note your response to prior comment 6. In light of your disclosure in footnotes 12 and 59 that Crestview Capital Master, LLC and Wharton Capital Partners are affiliates of broker-dealers, please identify these selling stockholders as underwriters or affirmatively disclose, if true, that at the time of purchase these selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

5.   We note your response to prior comment 7. Please update the disclosure on page 22 regarding the securities purchase.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Stephen A. Salvo, Esq.